EXHIBIT D-2

                    BEFORE THE ARIZONA CORPORATION COMMISSION

MARC SPITZER
         Chairman

JIM IRVIN
         Commissioner

WILLIAM A. MUNDELL
         Commissioner

MIKE GLEASON
         Commissioner

JEFF HATCH-MILLER
         Commissioner

IN THE MATTER OF THE APPLICATION OF THE ARIZONA)
ELECTRIC DIVISION OF CITIZENS COMMUNICATIONS   )
COMPANY TO CHANGE THE CURRENT PURCHASED POWER  )
AND FUEL ADJUSTMENT CLAUSE RATE, TO ESTABLISH A)     DOCKET NO. E-01032C-00-0751
NEW PURCHASED POWER AND FUEL ADJUSTMENT CLAUSE )
BANK, AND TO REQUEST APPROVED GUIDELINES FOR   )
THE RECOVERY OF COSTS INCURRED IN CONNECTION   )
WITH THE ENERGY RISK MANAGEMENT INITIATIVES.   )
                                               )
-----------------------------------------------)
                                               )
IN THE MATTER OF THE APPLICATION OF CITIZENS   )
COMMUNICATIONS COMPANY, ARIZONA GAS DIVISION,  )
FOR A HEARING TO DETERMINE THE FAIR VALUE OF   )     DOCKET NO. G-01032A-02-0598
ITS PROPERTIES FOR RATEMAKING PURPOSES, TO FIX )
A JUST AND REASONABLE RATE OF RETURN THEREON,  )
AND TO APPROVE RATE SCHEDULES DESIGNED TO      )
PROVED SUCH RATE OF RETURN.                    )
                                               )
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                                              DOCKET NO. E-01032c-00-0751 ET AL.




IN THE MATTER OF THE JOINT APPLICATION OF      )
CITIZENS COMMUNICATIONS COMPANY AND UNISOURCE  )     DOCKET NO. E-01933A-02-0914
ENERGY CORPORATION FOR THE APPROVAL OF THE     )     DOCKET NO. E-01032C-02-0914
SALE OF CERTAIN ELECTRIC UTILITY AND GAS       )     DOCKET NO. G-01032A-02-0914
UTILITY ASSETS IN ARIZONA, THE TRANSFER OF     )
CERTAIN CERTIFICATES OF CONVENIENCE AND        )     DECISION NO. 66028
NECESSITY FROM CITIZENS COMMUNICATIONS         )
COMPANY TO UNISOURCE ENERGY CORPORATION, THE   )     OPINION AND ORDER
APPROVAL OF THE FINANCING FOR THE TRANSACTIONS )
AND OTHER RELATED MATTERS.                     )
                                               )
-----------------------------------------------)


DATES OF HEARING:                              May 1, 2, and 5, 2003

PLACE OF HEARING:                              Phoenix, Arizona

ADMINISTRATIVE LAW JUDGE:                      Dwight D. Nodes

IN ATTENDANCE:              Commissioner William A. Mundell
                            Commissioner Mike Gleason

APPEARANCES                 Mr. Thomas H. Campbell, LEWIS & ROCA, LLP, on behalf
                            of Citizens Communications Company, UniSource Energy
                            Corporation, and Tucson Electric Power Company;

                            Mr. Andrew W. Bettwy, Assistant General Counsel, on behalf of Southwest Gas Corporation;

                            Mr. Walter W. Meek, on behalf of the Arizona Utility Investors Association;

                            Mr. Scott Wakefield, on behalf of the Residential Utility Consumer Office;

                            Mr. John White, Deputy County Attorney, on behalf of Mohave County;

                            Ms. Holly J. Hawn, Deputy County Attorney, on behalf of Santa Cruz County;

                            Mr. Hugh Holub, on behalf of the City of Nogales;


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                                              DOCKET NO. E-01032c-00-0751 ET AL.


                            Mr. Marshall Magruder, in propria persona; and

                            Mr. Jason Gellman and Ms. Lisa VandenBerg, Staff Attorneys, Legal Division, on behalf the Utilities Division of the Arizona Corporation Commission.

BY THE COMMISSION:

I.       INTRODUCTION

         On September 28, 2000, the Arizona Electric Division ("AED") of Citizens Communications Company ("Citizens") filed with the Arizona Corporation Commission ("Commission") an application (Docket No. E-01032C-00-0751) to change Citizens' current Purchased Power and Fuel Adjustment Clause ("PPFAC") rate, to establish a new PPFAC bank, to begin accruing carrying charges and to request approved guidelines for the recovery of costs incurred in connection with energy risk management initiatives. Citizens filed an amended application on September 19, 2001, and errata to the amended application on September 26, 2001. By its amended application, Citizens sought, among other things, to recover nearly $100 million from customers in its AED for the PPFAC bank's under-recovered balance. Citizens' A-ED serves approximately 59,000 customers in Mohave County and 16,000 customers in Santa Cruz County.

         On August 6, 2002, Citizens' Arizona Gas Division ("AGD") filed an application (Docket No. G-01032A-02-0598) for authority to increase AGD revenues by $21,005,521, an increase of approximately 28.75 percent. Citizens' AGD is made up of a Northern Arizona Gas Division ("NAGD"), which provides natural gas service to approximately 118,000 customers in portions of Coconino, Mohave, Navajo, and Yavapai Counties, and a Santa Cruz Gas Division ("SCGD") which serves approximately 7,000 customers in Santa Cruz County.

         On December 18, 2002, Citizens and UniSource Energy Corporation ("UniSource"), on behalf of itself, Tucson Electric Power Company ("TEP") and UniSource's designated affiliates (collectively "Joint Applicants"), filed a


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                                              DOCKET NO. E-01032c-00-0751 ET AL.


Joint Application (Docket Nos. E-01933A-02-0914, E01032C-02-0914 and G-01032A-02-0914). The Joint Application requested authority for UniSource to acquire the gas and electric assets of Citizens in Arizona, to transfer Citizens' gas and electric Certificates of Convenience and Necessity ("CC&Ns") to UniSource, to obtain certain financing approvals, and to consolidate the above-captioned dockets. UniSource is the parent company of TEP, which provides electric service to more than 360,000 customers in southern Arizona.

II.      PROCEDURAL HISTORY

         The key issue in the PPFAC docket described above involved a dispute that arose under the purchased power contract (the "Old Contract") between Citizens and Arizona Public Service Company ("APS") with respect to the appropriate means of billing Citizens under the contract. Because APS did not own sufficient generating capacity to meet its full load requirements, it purchased power on the spot market and charged Citizens the highest cost of market power that it purchased every hour under the "floor price" provision of the contract. The impact of the floor price provision was not evident to Citizens until May 2000 when the spot market became volatile and APS began to assess Citizens significantly higher bills under the purchased power contract. APS and Citizens disagreed regarding how the System Incremental Cost provision of the contract should be interpreted. After analyzing its options, Citizens decided not to submit the contract interpretation dispute to the FERC but, instead, renegotiated the contract with APS. Ultimately, Citizens entered into a "New Contract" with APS' parent company, Pinnacle West Capital Corporation ("PWCC"), effective June 1, 2001, that contained a simple fixed purchased power rate.

         The PPFAC case was originally scheduled for hearing in March, 2002. The hearing was postponed, however, to allow an opportunity to address a Motion raised by intervenor Marshall Magruder regarding an alleged conflict between


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Citizens' attorneys and APS/PWCC. Following several Procedural Conferences,
Citizens' counsel was disqualified by Procedural Order issued April 18, 2002.

         By Motion filed May 9, 2002, Mohave and Santa Cruz Counties raised an objection to Citizens' substitute counsel due to a potential conflict. Following briefing and oral argument, a Procedural Order was issued on July 16, 2002 disqualifying two of the attorneys employed by Citizens' substitute law firm. Citizens objected to the ruling and filed a Motion for Reconsideration on July 31, 2002. On August 21, 2002, the Commission conducted a Special Open Meeting to address Citizens' arguments. At the Open Meeting, the Commission passed an amendment to the July 16, 2002 Procedural Order that disqualified the entire law firm retained by Citizens as substitute counsel. An Amended Procedural Order incorporating the Commission's amendment was issued on August 23, 2002.

         By Procedural Order issued August 27, 2002, a new procedural schedule was established in the PPFAC case, with a hearing date set for November 6, 2002. By Procedural Order issued September 27, 2002, the procedural schedule was amended and the hearing was rescheduled to begin December 9, 2002.

         On October 16, 2002, Staff filed a Sufficiency Letter in Citizens' gas rate case. By Procedural Order issued October 18, 2002, as amended on November 8, 2002, a procedural schedule was established in the gas rate case, including a hearing date of June 24, 2003.

         On October 29, 2002, UniSource and Citizens entered into Asset Purchase Agreements that provide for Citizens to transfer its electric and gas assets, as well as its CC&Ns for electric and gas service, to UniSource or its electric and gas affiliate companies.



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                                              DOCKET NO. E-01032c-00-0751 ET AL.


         By separate Procedural Orders issued December 3, 2002, Citizens' request to suspend the procedural schedules in both the PPFAC case and the gas rate case was granted, and the December 9, 2002 hearing date in the PPFAC case was vacated.

         On December 18, 2002, Citizens and UniSource filed their Joint Application for approval of the sale of Citizens' gas and electric assets to UniSource.

         On January 8, 2003, a Procedural Order was issued scheduling a joint Procedural Conference in the above-captioned dockets for January 17, 2003.

         At the request of the Joint Applicants, the three applications described above were consolidated, without objection, by ruling made by the Administrative Law Judge at the January 17, 2003 Procedural Conference.

         Santa Cruz and Mohave Counties ("Counties"), the City of Nogales ("Nogales"), Marshall Magruder, the Arizona Utility Investors Association ("AUIA"), Southwest Gas Corporation ("Southwest Gas"), the International Brotherhood of Electrical Workers, Local 769 ("IBEW"), and the Residential Utility Consumer Office ("RUCO") were granted intervention in the consolidated dockets.1

         Pursuant to Procedural Order issued February 7, 2003, any proposed Settlement Agreement was to be filed by April 1, 2003; intervenor and Staff testimony was to be filed by April 21, 2003; Joint Applicant rebuttal testimony was due to be filed by April 28, 2003; a hearing was scheduled to begin on May 1, 2003; and post-hearing briefs were to be filed by May 15, 2003.

         Public Comment sessions regarding this consolidated proceeding were conducted by the Commission in Flagstaff and Prescott on March 5, 2003; in Lake Havasu City on March 25, 2003; in Kingman on March 26, 2003; in Nogales on April 3, 2003; and in Show Low on April 25, 2003.


--------

1   Unless otherwise indicated, the Counties, Nogales, and Mr. Magruder will be referred to as the "Joint Intervenors" due to the commonality of positions taken in this proceeding.


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         A Settlement Agreement ("Settlement," "Agreement" or "Stipulation")
signed by the Joint Applicants and Staff was filed on April 1, 2003. A Staff Report explaining and supporting the Settlement Agreement was filed on April 21, 2003. RUCO filed testimony on April 21, 2003 generally supporting the Settlement, with the exception of two issues.

         On April 16, 2003, IBEW filed a pleading expressing support for the Settlement Agreement.

         The Joint Applicants filed rebuttal testimony on April 28, 2003 in support of the Settlement Agreement.

         Mr. Magruder filed testimony opposing the Settlement Agreement on April 30, 2003.

         An evidentiary hearing was conducted in this consolidated proceeding on May 1, 2, and 5, 2003. Post-hearing briefs were filed on May 15, 2003.

         A.       Settlement Process

         On January 13, 2003, Staff conducted a general meeting with the Joint Applicants and approximately 30 of the intervenors' representatives. At this initial meeting, the Joint Applicants described the application and answered questions.

         According to Staff, it conducted additional meetings on January 22 and 31, 2003 with intervenors and the Joint Applicants. However, Staff informed the intervenors following the January 31, 2003 meeting that it intended to conduct additional settlement discussions with only the Joint Applicants due to the extensive number of issues that needed to be addressed. Staff informed the intervenor parties that they should attempt to negotiate directly with the Joint Applicants in order to resolve the issues raised by intervenors in the prior meetings.

         As indicated above, following a Procedural Conference held on January 17, 2003, the Administrative Law Judge issued a Procedural Order on February 7,


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                                              DOCKET NO. E-01032c-00-0751 ET AL.


2003 that, among other things, required a final Settlement Agreement to be filed by April 1, 2003 and scheduled a hearing to commence on May 1, 2003.

         On March 31, 2003, Staff held a final meeting with the intervenors to explain the primary components of the Agreement reached by Staff and the Joint Applicants. On April 1, 2003, the final Settlement Agreement was filed with the Commission (Ex. S-1, at 1-2).

         During the hearing, the intervenors expressed concern with the process that lead to the final Settlement. For example, RUCO witness Marylee Diaz Cortez testified that, although RUCO supported most of the terms of the Settlement, she was concerned that the intervenors, including RUCO, were left out of the "dynamics" of the settlement discussions that were conducted between Staff and the Joint Applicants (Tr. 558-560). As a result, Ms. Diaz Cortez believes that the Joint Applicants were unwilling to grant any further concessions to address the intervenors' concerns (Id.). She conceded that RUCO had the opportunity to negotiate with the Joint Applicants in February and March (Tr. 569), but maintained that it would have been difficult to negotiate without knowing what terms and conditions Staff and the Joint Applicants had agreed to (Tr. 571-572).

         The other intervenors also raised concerns about the negotiation process. The Counties and Nogales, as well as Mr. Magruder, argued that when the settlement process began they believed that all parties would be involved in negotiations (Tr. 333-342). However, the final Settlement Agreement was negotiated only between Staff and the Joint Applicants, thereby leaving the intervenors to seek a separate resolution of the issues with which they were concerned.

         Staff argues in response that all intervenors were made aware in late January of Staff's intent to negotiate only with the Joint Applicants, and suggested to the intervenors that they could discuss their issues directly with the Joint Applicants (Tr. 338). Staff indicated that no intervenors objected to this procedure until the hearing began (Tr. 287).


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         We find that the negotiation process leading up to the Settlement
Agreement between Staff and the Joint Applicants was appropriate under the facts and circumstances presented by this consolidated proceeding. No party disputes that Staff advised the parties early in the negotiation process that Staff intended to negotiate directly with the Joint Applicants due to the number of parties in this case and the number of issues presented in this consolidated proceeding. All parties concede that they were not precluded from negotiating separately with the Joint Applicants to address issues with which they were concerned (Tr. 338-343) and, indeed, Joint Applicant witness Steven Glaser testified that UniSource met separately with Mr. Magruder, the Counties, and Nogales, and attempted to meet with RUCO (Id. at 125-126). Moreover, the record reflects that, prior to the hearing, no party objected to the process that was established for engaging in settlement discussions (Id. at 142-143, 287).

         The intervenors were also afforded the opportunity to present testimony in opposition to the settlement. In the February 7, 2003 Procedural Order, the Administrative Law Judge rejected the Joint Applicants' proposed schedule and extended the timelines for filing testimony in order "to accommodate the need for all parties to be afforded due process" (February 7, 2003 Procedural Order, at 2; See also, January 17, 2003 Procedural Conference Tr. 29-32). For whatever reason, RUCO was the only intervenor that timely filed testimony(2) regarding the Settlement and, with the exception of two issues, RUCO's testimony was generally supportive of the Stipulation. Neither the Counties nor Nogales filed testimony in opposition to the Settlement, relying instead solely on cross-examination and legal arguments to make their cases.

--------

2   Although Staff and intervenor testimony was due by no later than April 21,
2003, Mr. Magruder filed testimony on April 30, 2003, the day before the hearing was scheduled to begin. However, over the objections of the Joint Applicants, AUIA and Staff, Mr. Magruder's untimely testimony was not stricken (Tr. 66-68) and was later admitted (Tr. 581).


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                                              DOCKET NO. E-01032c-00-0751 ET AL.


         We believe each of the parties in this matter was given due process and the opportunity to be heard regarding their relevant concerns. Each of the substantive terms of the Settlement Agreement is discussed below and the reasonableness of the Agreement will be decided based on the evidentiary record that is before the Commission.

III.              SETTLEMENT AGREEMENT

         The Settlement Agreement entered into April 1, 2003 by the Joint Applicants and Staff ("Signatory Parties") encompasses a number of issues presented by each of the three consolidated cases. Specific terms of the Settlement are discussed below.

         The largest benefit of the Settlement cited by the Signatory Parties is the "forgiveness" of "under-recovered" purchased power costs that are currently contained within Citizens' PPFAC bank balance. The PPFAC balance is estimated to be at least $135 million by the time of the scheduled closing date, July 28, 2003. Staff estimates that this provision of the Stipulation will save Citizens' current electric customers approximately $12 per month compared to a full recovery of the PPFAC balance.

         Other major benefits of the Agreement cited by Staff and the Joint Applicants include a reduction in the gas rate increase from $21.0 million requested in Citizens' application to $15.2 million under the Settlement; reduction of future rate base for the gas and electric divisions of $30.7 million and $93.6 million, respectively, to recognize a "negative acquisition premium" of the lower than book value price negotiated by UniSource for Citizens' assets; an additional $10 million permanent disallowance to gas rate base to recognize excessive costs associated with Citizens' Build-Out Program; a three-year moratorium on filing subsequent gas and electric base rate cases; a requirement that UniSource file a plan to bring retail electric competition to electric customers acquired from Citizens by the end of 2004; agreement by UniSource to permanently forgo recovery of any potential stranded generation costs associated with the acquisition; and the agreement by UniSource to share


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60 percent of any savings achieved by renegotiation of the June 1, 2001 purchased power contract between Citizens and Pinnacle West Capital Corporation.

         A.    PPFAC Balance

         As indicated above, Citizens' PPFAC balance is estimated to total more than $135 million by the end of July 2003. The Stipulation provides that none of the "under-recovered" PPFAC bank balance, through the date of closing of the acquisition by UniSource, may be recovered by Citizens, UniSource, or any of its subsidiaries. This "forgiveness" of the PPFAC balance is touted by the signatory parties as a principal benefit of the Agreement for ratepayers.

         The Joint Intervenors argue that, in evaluating the reasonableness of the Settlement, the Commission should not accord this "benefit" significant weight because the purchased power costs incurred by Citizens have never been determined to be recoverable from ratepayers. The Joint Intervenors have suggested that, until a decision has been rendered by the Commission or the FERC approving the requested PPFAC costs, the Commission should not consider the PPFAC provision of the Stipulation as a benefit to ratepayers. Nogales goes so far as to label the PPFAC forgiveness provision of the Agreement as a "sham" (Nogales Brief at 2).

         We disagree with the Joint Intervenors' assertions that the permanent forbearance of all PPFAC costs (incurred as of the closing of the acquisition by UniSource) does not provide a real and substantial benefit to Citizens' current electric customers. The Agreement provides that the $87 million of under-recovered PPFAC costs incurred under the "Old Contract"(3) and approximately $48 million attributable to the under-recovered PPFAC balance under the "New Contract,"(4) through the end of July 2003, will not be

--------

3   The Old Contract refers to the purchased power contract in effect from 1995 to June 1, 2001 between Citizens and APS.

4   The New Contract is the purchased power contract between Citizens and PWCC that went into effect on June 1, 2001.


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                                              DOCKET NO. E-01032c-00-0751 ET AL.


recoverable by Citizens, UniSource, or any of UniSource's affiliates. Although it is possible that some portion of the requested PPFAC balance would have been subject to disallowance, Staff's analysis indicates that it is likely customers would have been required to pay a "significant" amount of the under-recovered PPFAC balance under the Old Contract (Ex. S-1 at 36). Staff also points out that it would have been difficult to prevail at the FERC on the issue of imprudence of the New Contract, because the terms of that contract had previously been approved by FERC (Id. at 37). In any event, the Settlement Agreement removes the uncertainty surrounding interpretation of the Old Contract, and ensures that ratepayers will not be required to pay for any of the PPFAC balance through the closing of the transaction.

         Staff also compared the Stipulation to "worst case" and "best case" scenarios. Under the worst case, Staff assumed that the estimated $135 million PPFAC balance would be fully recovered, and future carrying costs and all costs associated with the New Contract would be approved. The best case outcome assumed that the FERC would rule in favor of Citizens in its contract dispute with APS, thereby reducing the under-recovery from the Old Contract by $70 million, and that the Commission would deny 25 percent of the under-recovery under the New Contract (Ex. S-1, at 4042). Based on its analysis, Staff concluded that Citizens' current electric customers' rates would be approximately 12 percent lower under the Stipulation compared to Citizens' original PPFAC proposal (Id.). We agree with Staff that the Joint Applicants' agreement not to seek recovery of any portion of the under-recovered PPFAC balance confers a substantial benefit on customers by eliminating the uncertainty surrounding the disputed PPFAC amounts. Although there is a possibility that some of the PPFAC balance could have been reduced through litigation, the Settlement Agreement achieves the best possible outcome by completely eliminating the opportunity for any of the approximately $135 million balance to be recovered from ratepayers.


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         B.    Transfer of Assets and Certificates

         UniSource intends to create one or more subsidiaries to own and operate the electric and gas assets being acquired from Citizens. These yet to be formed subsidiaries are referred to in the Stipulation as "ElecCo" and "GasCo".

         The Signatory Parties request authority, pursuant to A.R.S. ss.40-285, to transfer Citizens' electric and gas assets to EIecCo and GasCo, respectively. The Agreement further provides that Citizens' electric and gas CC&Ns will be transferred to the UniSource affiliates, along with any necessary franchises, licenses and similar authorizations. Copies of such franchises, licenses and authorizations will be submitted to the Commission within 365 days of approval of the Stipulation. The Settlement also states that ElecCo and GasCo will be entitled to recover $1.8 million and $2.7 million, respectively, of the anticipated "transaction costs" associated with the acquisition, as an offset to the negative acquisition premium (see Negative Acquisition Premium discussion below), so that the transaction costs may be capitalized in accordance with Generally Accepted Accounting Principles ("GAAP"). The Agreement provides that UniSource may, at its discretion, form a holding company ("HoldCo") to finance and hold ownership in ElecCo and GasCo.

         Citizens seeks to exit the electric and gas service business, not only in Arizona but in other areas of the country (Joint App. Ex. 10, at 8-9). It is significant that Citizens is being acquired by UniSource, a company that operates exclusively within the State of Arizona and which has a proven track record as the parent company of Tucson Electric Power. Witnesses for the Joint Applicants, Staff, AUIA and RUCO testified that UniSource is a fit and proper entity to acquire and operate the gas and electric assets currently owned by Citizens (See, e.g., Joint App. Ex. 1, at 2-3; Tr. 286, 512, 537). UniSource has indicated that it intends to retain substantially all of the approximately 370 employees employed by Citizens (Tr. 448) and to hire additional employees in


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Arizona to perform certain administrative duties currently done by Citizens employees in New Orleans (Tr. 118).

         Based on these factors, we believe that UniSource is a fit and proper entity to acquire the gas and electric assets owned by Citizens in Arizona. We also find that the transfer of Citizens' gas and electric CC&Ns to UniSource is in the public interest and should be approved.

         C.    Electric Purchased Power and Fuel Adjustor Clause

         The Stipulation provides that, as of the date of closing of the acquisition of the Citizens electric assets by UniSource, the purchased power adjustor rate will be set at $0.01825 per kilowatt hour ("kWh"). Adding the current base rate for purchased power of $0.05194 per kWh to the adjustor rate would result in a total purchased power rate of $0.07019 (See Appendix C of Settlement Agreement).

         The Joint Intervenors raised concerns with this provision of the Settlement because they believe the new PPFAC adjustor rate is based on an excessive purchased power price that is contained in the New Contract. For example, Mr. Magruder testified that the wholesale electricity rate in the New Contract of $58.79 per MWh(5) is almost twice the rate available recently on the spot market (Magruder Ex. 2, at 18-24). Mr. Magruder believes that the New Contract rate is excessive because it was negotiated during a period of volatility in the California and western energy markets (Id. at 22).

         The Joint Applicants and Staff dispute Mr. Magruder's contentions. Staff contends that the purchased power price should be evaluated on a going-forward basis because, even though the New Contract was for a seven-year term (from June 1, 2001), under the Settlement Agreement customers will not be required to pay for the first two years of PPFAC costs. Staff witness Lee Smith

--------

5   The New Contract price of $0.05879 per kWh is the generation supply component. The total purchased power rate of $0.07019 kWh is determined by adding the $0.05879 generation component to the line loss ($0.06583) and transmission ($0.00436) components (Joint App. Ex. 6, App. C). For purposes of comparing market prices for generation, it is appropriate to use the $0.05879 kWh price.


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also discussed the benefits of the "load-following" nature of the contract, the risk premium associated with a long-term contract such as the one Citizens entered into with PWCC, the cost of long-distance transmission, and the cost of ancillary services (Tr. 300-304). Based on recent spot prices from the Palo Verde index, Ms. Smith concluded the purchased power price in the New Contract is reasonable. She indicated that, even if market manipulation created an expectation of higher prices when the New Contract was negotiated in 2001, the relevant comparison is to evaluate the New Contract to current market prices on a going-forward basis, including the appropriate adders for following load, risk premium, ancillary services and transmission (Id. at 306-308). RUCO's witness also testified that the New Contract is reasonable on a going-forward basis, based on an analysis that was similar to the one undertaken by Staff (Id. at 576).

         Joint Applicant witness DeConcini also described the benefits of the New Contract. He explained that the New Contract is a full requirements supply agreement that requires PWCC to meet the instantaneous demand of Citizens' customers. Due to the full requirements nature of the contract, as well as the inclusion of network transmission and ancillary services, Mr. DeConcini believes that the New Contract is a reasonable agreement (Joint App. Ex. 9, at 2-4). He also claims that, compared to other contracts entered into in 2001 and the cost of constructing generation facilities at that time or in today's market, the New Contract provides a reasonable price for power supplied to Citizens' customers, especially considering the benefit to customers associated with the forfeiture of the first two years' PPFAC costs (Id. at 5-8; Tr. 140, 184).

         We agree with the Joint Applicants, Staff and RUCO that the price contained in the New Contract is not an unreasonable rate for electricity considering all relevant factors. As described by the Staff and Joint Applicant witnesses, the appropriate evaluation of market prices must include consideration of the full-requirements, load-following nature of the contract,


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                                              DOCKET NO. E-01032c-00-0751 ET AL.


and the inclusion of necessary transmission and ancillary services. Based on all of these factors, as well as the Stipulation's requirement that the Joint Applicants may not seek recovery of PPFAC costs for a more than two-year period under the New Contract (June 1, 2001 to the expected closing date of July 28, 2003), we find that the new purchased power adjustor rate of $0.01825 is not unreasonable. Although we conclude that the new adjustor rate included in the Stipulation is not unreasonable, given current market conditions we believe that UniSource should continue to negotiate with PWCC for additional concessions.

         D.    Renegotiation of New Contract

         Regarding the June 1, 2001 purchased power contract between Citizens and PWCC, UniSource agrees to attempt to renegotiate the contract. Under the Settlement, any savings flowing from a successful renegotiation of the contract with PWCC would be shared by ElecCo's customers and UniSource. The Agreement provides that 60 percent of savings would go to ratepayers and 40 percent of savings would go to UniSource.

         The Joint Intervenors strongly oppose any sharing of savings associated with a renegotiated contract. In effect, they argue that UniSource has a duty to negotiate the best possible price for electricity provided to customers, and that any additional savings received from a renegotiated contract should be allocated entirely to customers.

         RUCO generally agrees with the Joint Intervenors' position on this issue. Ms. Diaz Cortez stated that the 60/40 split in the Settlement would provide a windfall to UniSource which is not necessary. Instead, RUCO recommends that any savings achieved from renegotiation should be split with 10 percent going to UniSource and 90 percent to benefit ratepayers (RUCO Ex. 1, at 10-11).

         Although Staff and the Joint Applicants contend that the 60/40 split is needed to provide an incentive for renegotiating the New Contract, we agree with RUCO that limiting the flow back to UniSource to 10 percent of any renegotiated savings will provide a sufficient incentive to the company to actively negotiate

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                                              DOCKET NO. E-01032c-00-0751 ET AL.


for additional savings while providing customers the vast majority of the savings. Moreover, the introduction of retail competition in the near future should provide an incentive to PWCC to bargain in good faith in order to avoid losing the wholesale load associated with serving retail customers located in Santa Cruz and Mohave Counties. For these reasons, we will amend the Stipulation consistent with RUCO's recommendation. If after 90 days from the effective date of this Decision, UniSource believes that negotiations are not proceeding in a timely fashion or that PWCC is not negotiating in a good faith manner, UniSource shall use the FERC's Alternative Dispute Resolution Service to the extent such service is available, for purposes of renegotiating the current contract with PWCC.

         E.    Opening ElecCo's Service Territories to Retail Electric
               Competition

         The Signatory Parties agree that, within 120 days of approval of the Settlement, UniSource must file for Commission approval a plan to open ElecCo's service territories to retail electric competition. Under this provision, UniSource is required to address, at a minimum: unbundled tariffs; system benefits charges; assisting new suppliers in using transmission; and reliability must-run generation. The implementation of retail competition in ElecCo's service territories must be accomplished by no later than December 31, 2004. The Settlement also provides that UniSource will not oppose municipal aggregation in principle as part of any plan for retail access in ElecCo's service territories.

         Certain intervenors suggested that competitive retail access should be available by no later than the end of 2003. As explained by the Staff witness, offering access to retail customers will require a number of modifications, including unbundling the transmission and generation rate components, implementing accounting measures associated with retail access, and developing billing for customers that choose a competitive supplier (Tr. 347). However, UniSource has indicated that it will attempt to implement retail competition

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                                              DOCKET NO. E-01032c-00-0751 ET AL.


prior to the end of 2004, if possible (Tr. 299, 350). Staff witness Smith also indicated that the chance of a successful introduction of retail access in the ElecCo areas is more likely than in another areas in Arizona due to the higher access credit that is likely to be available for ElecCo customers (Tr. 299, 346).

         We believe it is reasonable to require UniSource to file, within 120 days of the effective date of this Decision, an application for approval of a plan to open ElecCo's service territories to retail electric competition by no later than December 31, 2003. UniSource's plan shall address, at a minimum, unbundled tariffs, system benefits charges, assisting new suppliers in using transmission, and reliability must-run generation.

         Related to the issue of retail access, the Stipulation states that ElecCo's stranded costs are equal to zero. The Agreement indicates that stranded costs are limited to generation costs, including costs associated with the June 1, 2001 purchased power contract between Citizens and PWCC and Citizens' generation units located in Santa Cruz County. These provisions of the Settlement, as modified herein, provide substantial benefits to the current Citizens electric customers who will be served by ElecCo after completion of the acquisition by UniSource.

         F.    Consolidation of Santa Cruz Division with TEP

         The Stipulation also states that, in TEP's next general rate case filing, TEP and UniSource will submit a feasibility study and consolidation plan or, in the alternative, a plan for coordination of operations of ElecCo in Santa Cruz County with TEP. The Settlement indicates that the consolidation plan must address the ability of TEP to retain two-county bond financing or, if such financing could not be retained, a comparison of the benefits of operational consolidation with the benefits of redeeming the two-county financing.

         Under the requirement of Decision No. 62103, TEP's next general rate case is expected to be filed in June 2004. This provision of the Stipulation may result in benefits to Santa Cruz County customers, in the form of improved

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                                              DOCKET NO. E-01032c-00-0751 ET AL.


reliability and economies of scale, to the extent that TEP develops a workable plan for consolidating the Santa Cruz Division within TEP's operations (Tr. 393-394).

         G.    Negative Acquisition Premium

         Under the Settlement, UniSource agrees to permanently credit customers for the "negative acquisition adjustments"(6) of $30,700,000 for GasCo and $93,624,000 for ElecCo, until those amounts are fully amortized over the life of the plant related to the Agreement. The resulting net plant in service for the electric assets acquired by UniSource will be $93,800,000, as of October 29, 2002 (See Appendix B, Schedule 4, of the Settlement Agreement). UniSource will be precluded from seeking any other treatment of the negative acquisition premium amounts. The accounting treatment for these adjustments will be conducted in accordance with the guidelines set forth in Paragraph 35 of the Settlement.

         Nogales raises the argument on brief that the claimed rate reduction is simply a "public relations" effort because the Commission has no assurance that UniSource will not subsequently sell the system for a higher price, which could lead to a later buyer seeking to "recover the difference between the UniSource purchase price and a subsequent purchase price" (Nogales Brief at 3-4). Contrary to Nogales' assertion, if UniSource seeks to sell all or part of the gas and electric systems it is acquiring from Citizens, the subsequent transaction would require Commission approval. As such, the Commission will have a full opportunity to evaluate any subsequent proposed purchase of the UniSource gas and electric assets. Thus, Nogales' concern that it could be disadvantaged by a subsequent sale of the assets is, at a minimum, premature.

--------

6   The negative acquisition premium or adjustment refers to the amounts under book value that UniSource has agreed to pay for Citizens' gas and electric assets. Pursuant to the terms of the Stipulation, the $30.7 million and $93.6 million "negative acquisition adjustments" will result in permanent reductions to GasCo's and ElecCo's future fair value rate bases.

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                                              DOCKET NO. E-01032c-00-0751 ET AL.


         It is unclear why the City of Nogales would oppose UniSource's agreement to eliminate from rate base in future rate bases over $30 million and $93 million in gas and electric system plant assets, respectively, given RUCO's estimate that these negative acquisition premiums will result in annual revenue reductions of approximately $17 million for electric customers and $5.5 million for gas customers (RUCO Ex. 1, at 4-6). In any event, the permanent rate base reductions set forth in the Settlement constitute a significant benefit to the current Citizens gas and electric customers (Tr. 297).

         H.    Rate Moratorium

         The Stipulation further provides that neither ElecCo nor GasCo may file a general rate case for a period of at least three years from the date of the Commission Order approving the Settlement. However, ElecCo and GasCo may seek rate relief sooner than the three-year moratorium period in the event of circumstances that constitute an emergency, or due to material changes to cost of service as a result of federal, tribal, state or local laws, regulatory requirements, judicial decisions, actions, or orders.

         The effect of the rate moratorium provision is that gas and electric base rates for the customers acquired by UniSource will not be increased until mid-2007, at the earliest (three-year moratorium plus additional year for processing rate application). Combined with the remaining five years on the New Contract for purchased power, the customers acquired by UniSource will enjoy relative rate stability in base rates and purchased power rates(7) for at least the next several years. We find that the base rate moratorium provision provides a significant benefit to affected ratepayers. However, we believe the Settlement Agreement should be modified slightly to make it clear that GasCo and ElecCo shall not be permitted to increase their gas or electric base rates prior to August 1, 2007.

--------

7   Purchased power rates could be reduced during this period if UniSource is successful in renegotiating the New Contract with PWCC

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                                              DOCKET NO. E-01032c-00-0751 ET AL.


         I.    Terms of Gas Rate Case Agreement

         The Signatory Parties agree that, for ratemaking purposes, the Fair Value Rate Base ("FVRB") for the Citizens' gas assets to be acquired by GasCo is $142,132,013, as of October 29, 2002 (See Appendix B, Schedule 2, of Settlement Agreement). The Signatory Parties further agree that, for ratemaking purposes, a reasonable rate of return on the stipulated FVRB equals 7.49 percent. The stipulated rate of return is based on a total cost of capital of 9.05 percent, derived from a cost of equity of 11.00 percent and a cost of debt of 7.75 percent for original cost rate base (See Appendix B, Schedule 1, of Settlement Agreement). The Settlement provides that GasCo's increase in revenues will equal $15,191,276 (See Appendix B, Schedule 1, of Settlement Agreement). The Agreement also sets forth a rate design for the new gas rates that includes, among other things, that the monthly customer charge will increase from $5.00 to $7.00 and the base cost of gas implicit in the commodity rates for all tariff classes will be $0.400 per therm (See Appendix B, Schedule 3, of Settlement Agreement).

         The Signatory Parties further agree that the purchased gas adjustor ("PGA") bank balance will not be affected by the Agreement and that UniSource and/or GasCo will comply with all prior Commission orders regarding treatment of the PGA bank balance. With respect to the new stipulated $0.400 per therm base cost of gas, the Settlement provides that the existing $0.100 per therm (over 12 months) fluctuation limit, without Commission approval, shall be increased to $0.150 for 12 consecutive months after approval of the Settlement. At the end of that period, the PGA rate would revert to the current $0.100 per therm fluctuation limit.

         Although they did not present any testimony on the gas rate issues, the Joint Intervenors generally oppose the Stipulation's gas base rate increase because of the approximately 21 percent average increase that would be experienced by customers. No testimony or evidence was presented in opposition

                                              DOCKET NO. E-01032c-00-0751 ET AL.


to the stipulated FVRB, expenses, rate of return or rate design tariff issues. For the reasons discussed below, we believe the Settlement provides a reasonable resolution of the relevant issues raised by Citizens' gas rate application.

         With respect to Citizens' gas rate application, Staff initially identified Citizens' "Build-Out" program as the most significant issue. Staff noted that Citizens invested approximately $133 million in gas plant since its last gas rate case in 1995. In Decision No. 57647 (November 26, 1991), the Commission directed Citizens to conduct a Build-Out program, a plant addition program designed to expand Citizens' gas service to relatively remote, low density areas that require higher investments than more densely populated areas. The Commission approved Citizens' Build-Out program in Decision No. 58664 (June 16, 1994). The Signatory Parties recommend that the Commission not conduct any further prudency reviews of the Build-Out program, based on the Stipulation's $10 million reduction from rate base. The Signatory Parties also propose that the Commission not conduct any prudency reviews of Citizens' gas procurement practices, accounting practices, or balances existing on, or before October 29, 2002. The $10 million reduction represents a permanent disallowance and write-down to gas rate base, and is intended to reflect the Signatory Parties' compromise in lieu of a full prudence review of the Build-Out program.

         The Commission initially supported the Build-Out program, as evidenced by the approval of a surcharge for such investment in Citizens' 1993 rate case (Decision No. 58664). Staff later became concerned with the level of costs incurred by Citizens in continuing the program and undertook an investigation in this proceeding of the reasons for cost overruns experienced by Citizens (See, Ex. S1, at 13-18).

         Based on its analysis, Staff concluded that the cost overruns were attributable to a number of factors, including: underestimation by Citizens of costs originally presented to the Commission; new environmental regulations;

                                              DOCKET NO. E-01032c-00-0751 ET AL.


unforeseen rock that increased installation expenses; responsibility for installation and maintenance of facilities located on customers' property; and changes in right-of-way requirements. Staff concluded that most of the cost overruns were outside of Citizens' control, with the exception of whether additional geological surveys should have been undertaken prior to pursuing construction in certain areas affected by underground rock formations (Id. at 17-18).

         As described above, the Stipulation provides for a $30.7 million negative acquisition adjustment associated with UniSource's agreement to purchase the Citizens gas assets for less than the net plant in service proposed by Citizens in the gas rate case. Staff observed that the purchase agreement for less than the net depreciated original cost book value is very unusual and, as a result, Staff believes that this negative acquisition adjustment is attributable, at least in part, to the cost overruns of the Build-Out program (Id. at 19).

         We agree with Staff that the $30.7 million negative acquisition premium could be viewed as the equivalent of a "rate case disallowance" that may have occurred if the issue had been litigated before the Commission. In addition, the Stipulation provides for an additional $10 million permanent gas plant disallowance that is specifically attributable to the Build-Out program. We believe that the total gas plant disallowance of more than $40 million reflects a reasonable treatment of the Build-Out program issues that would likely have been raised if the gas rate case had gone forward on its own merits.

         J.    Financing Provisions

         The Settlement requests that ElecCo and GasCo be authorized, pursuant to A.R.S.ss.ss.40-301 et seq., A.R.S.ss.40-285, and A.A.C. R14-2-801 et seq.:
(1) to issue or guarantee up to $175 million of debt securities to fund a portion of the purchase price and for initial working capital; (2) to issue or guarantee additional debt securities, when appropriate, under the terms of a new revolving credit agreement; (3) to enter into indentures or security agreements

                                              DOCKET NO. E-01032c-00-0751 ET AL.


which grant liens on some or all of the ElecCo and GasCo properties; (4) to issue common stock to UniSource or HoldCo; and (5) to acquire bridge financing as described in Appendix A to the Stipulation. The Signatory Parties also agree that TEP should be authorized to loan up to $50 million to UniSource (the "TEP loan") to assist in UniSource's purchase of the Citizens electric and gas assets. The term of the TEP loan would be no longer than four years and would be secured by UniSource with a pledge of 100 percent of the HoldCo, ElecCo, and GasCo common equity. Other specific terms of the TEP loan include: (1) the interest rate on the loan shall be 383 basis points above a fouryear United States Treasury Security on the date of the loan; (2) 264 basis points of the interest income received by TEP shall be treated as a deferred credit to offset rates in the future and the remaining interest income will be used toward increasing TEP's equity capitalization. The Settlement further provides that TEP's ratepayers will be held harmless from any demonstrable increase in TEP's cost of capital as a result of the TEP loan, including but not limited to a decline in bond rating.

         The Agreement also states that ElecCo and GasCo will be authorized to issue common stock to UniSource or HoldCo to evidence their ownership interest. UniSource would also be authorized to capitalize ElecCo and GasCo in the amount of $75 million to $125 million.

         The Signatory Parties claim that the Settlement provides UniSource with the necessary flexibility to consummate the acquisition of Citizens in a timely manner, while also ensuring the viability of the new electric and gas subsidiaries and TEP (Joint App. Ex. 7, at 2). As indicated above, UniSource intends to create an intermediate holding company and two operating companies, ElecCo and GasCo. UniSource seeks to achieve a 60/40 debt to equity ratio for the operating companies, which goal UniSource claims will be furthered by the Agreement's prohibition against ElecCo and GasCo issuing dividends to UniSource

                                              DOCKET NO. E-01032c-00-0751 ET AL.


or HoldCo in amounts that total more than 75 percent of their respective earnings, until equity capitalization equals 40 percent of total capital. The Agreement also raises the existing threshold for TEP of 37.5 percent equity capitalization to 40 percent, consistent with the ElecCo and GasCo requirements.

         Staff initially expressed concerns with the $50 million loan permitted under the Settlement from TEP to UniSource. However, Staff believes that the Stipulation includes sufficient protections to ensure that ratepayers are not harmed by any such loan transaction. Staff distinguishes the facts in this case from prior cases at the Commission and the FERC that placed limits on financing by regulated companies of non-regulated entities (See, e.g., Decision No. 65796, at 5; FERC Docket No. ES02-51-000, 102 FERC 161,186). Staff points out that the $50 million TEP loan would be used exclusively to fund the acquisition of regulated assets in Arizona.(8)

         Staff also contends that the $50 million TEP loan would benefit TEP ratepayers because a percentage of the interest earned on the loan will be earmarked to offset future rate increases and to boost TEP's equity capitalization. According to Staff's witness, the amount of the benefit to TEP's ratepayers could be as much as $6 million (Tr. 314-315). The Stipulation also includes a hold harmless provision that Staff believes will protect TEP customers from any negative consequences as a result of the loan.

         We believe that the financing provisions of the Stipulation will provide UniSource with the necessary flexibility to finance the acquisition in a cost-effective manner while protecting customers from adverse effects of the

--------

8   On May 20, 2003, the Joint Applicants and Staff submitted a Late-Filed
Exhibit that provides a cash flow analysis for HoldCo under various scenarios involving the $50 million TEP loan and a $50 million revolving credit line (Exhibit A). The Exhibit also includes an analysis containing a balance sheet, income statement, and other financial ratios based on the assumption that UniSource would borrow $90 million from a third party to finance its equity investment in HoldCo (Exhibit B). The Late-Filed Exhibit shows that, even under the most conservative financing assumptions (i.e., the $50 million TEP loan and $50 million revolving line of credit are loaded entirely onto HoldCo, and UniSource borrows $90 million to fund its equity investment in HoldCo in addition to HoldCo's estimated $140 million of debt for operations, the interest coverage ratios and credit metrics remain healthy.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


transaction. Based on the totality of provisions in the Settlement Agreement, as well as the analyses contained in the testimony at hearing and in the Late-Filed Exhibit, we find that sufficient protections will be in place to ensure that ratepayers will be protected from financial harm. As set forth in the Agreement, the financing arrangements should also afford TEP customers benefits in the form of mitigated rate increases and continued improvement in TEP's capital structure. For these reasons, we conclude that the financing provisions of the Settlement Agreement are in the public interest and should be approved.

         K.    Capital Structure Issues

         An ancillary financing issue is addressed in the Settlement's provision regarding capital structure issues. In Decision No. 60480 (November 25, 1997), as amended by Decision No. 62103 (November 30, 1999), the Commission required UniSource to invest at least 30 percent of the proceeds of future stock issuances in TEP. The Settlement provides that UniSource and TEP would be granted a waiver of that prior requirement in order for UniSource to finance the acquisition of Citizens' electric and gas assets.

         Under the Agreement, TEP would be precluded from issuing dividends to UniSource in an amount that comprises more than 75 percent of TEP's earnings, until such time as TEP's equity capitalization reaches 40 percent of total capital. In addition, until ElecCo's and GasCo's respective equity capitalization equals 40 percent of total capital, they will not issue dividends to HoldCo or UniSource in an amount that comprises more than 75 percent of ElecCo's or GasCo's earnings.

         We find the capital structure provisions of the Stipulation properly balance UniSource's need for financing flexibility with the need to maintain the financial health of regulated utilities. As Staff points out, the Agreement's capital structure incentives are based on conditions imposed by prior Commission Orders that have helped TEP dramatically improve its debt/equity ratio. We believe the Settlement's imposition of similar controls for ElecCo and GasCo

                                              DOCKET NO. E-01032c-00-0751 ET AL.


will help ensure that the new electric and gas utilities formed by UniSource will achieve an appropriate mix of debt and equity consistent with financially healthy utility companies.

         L.    Pipeline Safety Provisions

         The Settlement contains a number of provisions related to maintaining gas pipeline safety. Among those terms are the following: (1) UniSource will not allow the acquisition to diminish staffing that would result in service and/or safety degradation in the NAGD or SCGD service areas; (2) UniSource will continue to maintain fully operational current local field offices in the NAGD and SCGD services areas to maintain quality of service and ensure pipeline safety; (3) UniSource will continue Citizens' current practice of not using contract personnel for performance of operation and maintenance functions such as leak surveys and valve maintenance; (4) UniSource will adopt the most recent version of Citizens' operation and maintenance manuals and procedures, including Citizens' emergency plan, and will make revisions and updates only as necessary, with such revisions or updates to be provided to the Commission's Chief of the Office of Pipeline safety; (5) UniSource will make all reasonable efforts to prevent degradation in the quality of service to current Citizens gas customers; and (6) GasCo will independently inspect all work done by contract personnel regarding installation of new service lines and main extensions.

         No party opposed these provisions of the Stipulation and we find that they are reasonable terms to ensure that UniSource's operations will adhere to gas pipeline safety requirements.

          M.   Other Miscellaneous Provisions of Settlement

         The provisions of the Settlement Agreement described below were not opposed by any party to the proceeding. We believe these terms are reasonable as part of the overall Settlement package negotiated by the Signatory parties.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


               1.    Additional Acquisition Costs

         The Signatory Parties agree that ElecCo's and GasCo's ratepayers will be held harmless from any recovery directly related to the increase in acquisition costs resulting under the purchase agreements between UniSource and Citizens if the transaction does not close by October 29, 2003.

               2.    Capital Expenditures

         The Signatory Parties agree that work orders closed after October 29, 2002 through the date of closing of the transaction between UniSource and Citizens will be included in the rate base for ElecCo and GasCo (subject to prudency review) on a dollar-for-dollar basis (not reduced by the negative acquisition adjustment) in the companies' next rate filings.

               3.    Revised Line Extension Tariff

         The Settlement further provides that GasCo's revised gas facilities service line and main extension tariff, as set forth in Appendix D to the Settlement Agreement, should be amended and implemented upon Commission approval of the Stipulation.

               4.    Approval Limitation

         The Settlement states that UniSource must re-apply for Commission approval of the Agreement and the Joint Application if the transaction between UniSource and Citizens is not consummated within six months following the Commission's approval of the Agreement. UniSource may, however, apply for an extension of the six-month time limitation, subject to UniSource demonstrating why the transaction was not consummated and why approval of the extension is in the public interest.

               5.    Tariff Filings

         The Agreement provides that UniSource will file, within 30 days of the Commission's approval of the Settlement, tariffs reflecting all Commission-approved changes contained in the gas rate filing. Under this

                                              DOCKET NO. E-01032c-00-0751 ET AL.


provision, the gas rate tariffs would be effective from the date of closing the transaction.

         UniSource would also be required to file, within 60 days of Commission approval of the Agreement, an application for Commission approval of tariffs regarding the negotiated sales program and gas transportation issues.

               6.    Notice to Customers

         Within 60 days of approval of the Settlement, UniSource agrees to provide in bills sent to customers of ElecCo and GasCo a notice regarding the revised rates, terms, and conditions of service as set forth in the Agreement. The bill inserts will also inform customers that the Commission remains the regulatory agency responsible for overseeing ElecCo's and GasCo's operations, and that customer complaints that cannot be resolved by the companies may be directed to the Commission's Consumer Services Division.

         N.    Other Intervenor Issues

               1.    Demand-Side Management

         Both RUCO and Mr. Magruder raised the issue of increased funding for demand-side management ("DSM") programs. Ms. Diaz Cortez advocates increasing DSM funding from Citizens' current level of $175,000 per year to $600,000 annually, with an increase to $1,000,000 if the purchased power rate in the PWCC contract is reduced through renegotiation (RUCO Ex. 1, App. II). Mr. Magruder recommends that customers should be given financial incentives to "load shape" in order to move usage from peak to off-peak periods (Magruder Ex. 2, at 30-31).

         The Joint Applicants oppose increasing DSM spending based on their claim that Citizens' current level of per customer DSM funding is comparable to other electric utilities in Arizona. Joint Applicant witness Steven Glaser testified that the current per customer DSM funding level is $0.44 for APS, $3.62 for TEP, and $2.25 for Citizens. Under RUCO's proposal to ultimately

                                              DOCKET NO. E-01032c-00-0751 ET AL.


increase spending to $1,000,000 per year, ElecCo's annual per customer spending level would increase to $12.85 (Joint App. Ex. 5, at 6).

         We agree with the Joint Applicants that RUCO's DSM proposal would result in placing upward pressure on customer rates, whether or not the actual DSM programs were successful in reducing customer usage (Tr. 573). We believe the better means of addressing the issue of DSM is through a generic investigation of the costs and benefits of such measures. In Decision No. 65743 (March 14, 2003), the Commission directed Staff to "facilitate a workshop process to explore the development of a DSM policy and an environmental risk policy" and to file a report within 12 months from the date of that Decision. Since a broader policy investigation into DSM is already underway, it is appropriate to consider the issues raised by RUCO and Mr. Magruder within the framework of that proceeding.

               2.    Filing of Franchise Agreements

         As described above, the Settlement Agreement requires UniSource to file copies of the franchises for ElecCo and GasCo within 365 days of the Commission's-Decision in this proceeding. This one-year period is typical of the requirement imposed in other cases before the Commission and allows the utility time to negotiate franchise agreements with appropriate municipalities and governmental agencies (Tr. 354).

         Nogales has suggested that the Commission should condition UniSource's CC&N on its ability to negotiate and submit the appropriate franchise agreements within 365 days(9). Nogales recommends on brief that failure to submit the required franchise agreements within that time period should result in an

--------

9   At the hearing, Nogales' request was granted to take Administrative Notice of Decision No. 61793 (June 29, 1999) wherein the Commission adopted a Settlement Agreement between Nogales and Citizens that required, in part, for those parties to negotiate a 25-year franchise to submit to the City's voters for approval. Although no witness was presented on this issue, Nogales' attorney argued at the hearing that negotiations with Citizens had failed to produce a franchise agreement (Tr. 356-358).

                                              DOCKET NO. E-01032c-00-0751 ET AL.


automatic Show Cause Order from the Commission as to why UniSource's CC&N should not be revoked (Nogales Brief at 12).

         We do not believe that the recommendation made by Nogales is necessary, at this time. To the extent that UniSource fails to comply with the directive to file the necessary franchise agreements within 365 days, the Commission will determine what remedy is appropriate. However, it is premature to decide what consequences should result from noncompliance. Leaving the issue of enforcement action open will afford the Commission greater flexibility to fashion a remedy at the appropriate time.

IV.      CONCLUSION

         The Settlement Agreement proposed in this proceeding results in a gas base rate increase of approximately 21 percent and an increase in the PPFAC adjustor of approximately 22 percent. Although we understand and appreciate the concerns expressed by the Joint Intervenors and in customer letters submitted in this docket, we believe the totality of the Settlement is in the public interest.

         As outlined above, the long-term benefits of the Settlement Agreement are numerous, including: allowing Citizens to exit the gas and electric business in Arizona by selling its assets to a jurisdictional entity that has operated successfully in this state for a number of years; resolving and removing the uncertainty surrounding the PPFAC issue with a result that holds ratepayers harmless for more than $135 million sought by Citizens for the under-recovered PPFAC bank balance; requiring UniSource to renegotiate the existing purchased power contract and to pass 90 percent of the savings resulting from renegotiation to ratepayers; requiring UniSource to file a plan within 120 days to open its electric service areas to retail competition by the end of 2003; requiring UniSource to reduce electric and gas rate base by more than $93 million and $40 million, respectively; and providing future rate stability through a moratorium on electric and gas base rate increases until at least August 1, 2007.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


         For these reasons, we will approve the Settlement Agreement, subject to the requirements and limitations discussed herein.

                  *     *     *     *     *     *     *     *    *

         Having considered the entire record herein and being fully advised in the premises, the Commission finds, concludes, and orders that:

                                FINDINGS OF FACT

         1. On September 28, 2000, the Arizona Electric Division of Citizens Communications Company filed with the Commission an application (Docket No. E-01032C-00-0751) to change Citizens' current Purchased Power and Fuel Adjustment Clause rate, to establish a new PPFAC bank, to begin accruing carrying charges and to request approved guidelines for the recovery of costs incurred in connection with energy risk management initiatives. Citizens filed an amended application on September 19, 2001, and errata to the amended application on September 26, 2001.

         2. Citizens' A-ED serves approximately 59,000 customers in Mohave County and 16,000 customers in Santa Cruz County.

         3. On August 6, 2002, Citizens' Arizona Gas Division filed an application (Docket No. G-01032A-02-0598) for authority to increase AGD revenues by $21,005,521, an increase of approximately 28.75 percent.

         4. Citizens' AGD is made up of a Northern Arizona Gas Division, which provides natural gas service to approximately 118,000 customers in portions of Coconino, Mohave, Navajo, and Yavapai Counties, and a Santa Cruz Gas Division which serves approximately 7,000 customers in Santa Cruz County.

         5. On December 18, 2002, Citizens and UniSource Energy Corporation, on behalf of itself, Tucson Electric Power Company and UniSource's designated affiliates, filed a Joint Application (Docket Nos. E-01933A-02-0914, E-01032C-02-0914 and G-01032A-02-0914). The Joint Application requested authority for UniSource to acquire Citizens' gas and electric assets in Arizona,

                                              DOCKET NO. E-01032c-00-0751 ET AL.


to transfer Citizens' gas and electric Certificates of Convenience and Necessity to UniSource, to obtain certain financing approvals, and to consolidate the above-captioned dockets.

         6. UniSource is the parent company of TEP, which provides electric service to more than 360,000 customers in southern
Arizona.

         7. The above-captioned cases were consolidated by ruling at a Procedural Conference conducted on January 17, 2003.

         8. Santa Cruz and Mohave Counties, the City of Nogales, Marshall Magruder, Southwest Gas Corporation, the International Brotherhood of Electrical Workers, Local 769, and the Residential Utility Consumer Office were granted intervention in the consolidated dockets.

         9. Pursuant to Procedural Order issued February 7, 2003, any proposed Settlement Agreement was to be filed by April 1, 2003; intervenor and Staff testimony was to be filed by April 21, 2003; Joint Applicant rebuttal testimony was due to be filed by April 28, 2003; a hearing was scheduled to begin on May 1, 2003; and post-hearing briefs were to be filed by May 15, 2003.

         10. Public Comment sessions regarding this consolidated proceeding were conducted by the Commission in Flagstaff and Prescott on March 5, 2003; in Lake Havasu City on March 25, 2003; in Kingman on March 26, 2003; in Nogales on April 3, 2003; and in Show Low on April 25, 2003.

         11. A Settlement Agreement signed by the Joint Applicants and Staff was filed on April 1, 2003 to resolve all issues presented in the consolidated proceeding.

         12. A Staff Report explaining and supporting the Settlement Agreement was filed on April 21, 2003. RUCO filed testimony on April 21, 2003 generally supporting the Settlement, with the exception of two issues. AUIA also filed testimony on April 21, 2003 in support of the Settlement.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


         13. The Joint Applicants filed rebuttal testimony on April 28, 2003 in support of the Settlement Agreement. 14. Mr. Magruder filed testimony opposing the Settlement Agreement on April 30, 2003.

         15. An evidentiary hearing was conducted in this matter on May-1, 2, and 5, 2003.

         16.   Post-hearing briefs were filed on May 15, 2003.

         17. On May 20, 2003, the Joint Applicants and Staff submitted a Late-Filed Exhibit analyzing the financial condition of UniSource and TEP under various financing scenarios.

          18. It is in the public interest, pursuant to A.R.S. ss.40-285, for UniSource to acquire the electric and gas assets of Citizens in Arizona, including acquisition of Citizens' CC&Ns governing its gas and electric service areas.

          19. It is in the public interest for UniSource to create subsidiaries to own and operate the electric and gas utility assets purchased from Citizens and, if necessary, to form an intermediate holding company to finance and own the electric and gas subsidiaries.

         20. It is in the public interest for UniSource and its subsidiaries, and Citizens, to forfeit all rights to recover from retail ratepayers any of the under-collected PPFAC balance through the closing date of the acquisition transaction.

         21. It is in the public interest to grant an increase in gas operation revenues in accordance with the Settlement Agreement, including the stipulated rate design and tariff modifications related to service line and main extension policies.

         22. A fair value rate base of $142,132,013 and rate of return of 7.49 percent are reasonable for the gas operations of Citizens that are to be acquired by UniSource pursuant to the terms of the Settlement Agreement.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


         23. It is in the public interest to establish a new PPFAC adjustor rate of $0.01825 per kWh for the UniSource electric subsidiary.

         24. It is in the public interest to allow ElecCo and GasCo to recover up to $1.8 million and $2.7 million, respectively, as an offset to the negative acquisition premium, in order for such costs to be capitalized in accordance with GAAP.

         25. It is reasonable to require UniSource to file, within 120 days of the effective date of this Decision, an application for approval of a plan to open ElecCo's service territories to retail electric competition by no later than December 31, 2003. UniSource's plan shall address, at a minimum, unbundled tariffs, system benefits charges, assisting new suppliers in using transmission, and reliability must-run generation.

         26. UniSource shall renegotiate the existing PWCC purchased power contract and 90 percent of savings from renegotiation will flow to ratepayers, rather than the 60 percent provided for in the Stipulation. All other terms of the Settlement Agreement are reasonable and in the public interest, and shall be approved.

                               CONCLUSIONS OF LAW

         1. Citizens and UniSource, and UniSource's subsidiaries TEP, EIecCo, and GasCo, are public service corporations within the meaning of Article XV of the Arizona Constitution and A.R.S. ss.ss.40-301 et seq., A.R.S. ss.ss.40-281 et seq., and A.A.C. Rules R14-2-803 and R14-2-804.

         2. The Commission has jurisdiction over Citizens and UniSource, and over UniSource's subsidiaries, and over the subject matter of the issues raised in the consolidated applications addressed herein.

         3. Notice of the applications was provided in the manner prescribed by law.

         4. Pursuant to A.R.S. ss.ss.40-301 et seq., the Joint Applicants' proposed financing arrangements, including bridge financing, bond financing, and

                                              DOCKET NO. E-01032c-00-0751 ET AL.


revolving credit financing by UniSource's electric and gas subsidiaries, and the issuance of stock by those companies, are approved.

         5. The financings approved herein are for lawful purposes within UniSource's and its subsidiaries' corporate powers, are compatible with the public interest, with sound financial practices, and with the proper performance by UniSource and its subsidiaries of service as public service corporations, and will not impair Unisource's or its subsidiaries' abilities to perform that service.

         6. The financings approved herein are for the purposes stated in the applications and are reasonably necessary for those purposes and such purposes are not, wholly or in part, reasonably chargeable to operating expenses or to income.

         7. Pursuant to A.A.C. R14-2-804, TEP is authorized to loan up to $50 million to UniSource for the sole purpose of funding the purchase of Citizens' gas and electric business, subject to the terms and conditions set forth in the Settlement Agreement.

         8. Pursuant to A.A.C. R14-2-803, UniSource is authorized to capitalize the new electric and gas subsidiaries, subject to the terms of the Settlement Agreement.

         9. Pursuant to the terms of the Settlement Agreement, a waiver shall be granted to Decision No. 60480, as amended by Decision No. 62103, which requires UniSource to invest at least 30 percent of the proceeds of a public stock issuance in TER This waiver is granted for the sole purpose of allowing UniSource the ability to finance the acquisition of Citizens' gas and electric assets under the terms of the Settlement.

                                      ORDER

         IT IS THEREFORE ORDERED that the Settlement Agreement between the Joint Applicants and Staff is approved, subject to the terms and conditions set forth herein.

         IT IS FURTHER ORDERED that UniSource and its subsidiaries, and Citizens, shall forfeit all rights to recover from retail ratepayers any of the under-collected PPFAC balance through the closing date of the acquisition transaction.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


         IT IS FURTHER ORDERED that, pursuant to the terms of the Settlement Agreement, UniSource shall permanently credit customers in future base rate proceedings for the "negative acquisition adjustments" of $30,700,000 for GasCo and $93,624,000 for ElecCo, until those amounts are fully amortized over the life of the plant related to the Agreement.

         IT IS FURTHER ORDERED that, pursuant to A.R.S. ss.40-285, UniSource is authorized to acquire the electric and gas assets of Citizens in Arizona, including acquisition of Citizens' CC&Ns governing its gas and electric service areas.

         IT IS FURTHER ORDERED that UniSource is authorized to create subsidiaries to own and operate the electric and gas utility assets purchased from Citizens and, if necessary, to form an intermediate holding company to finance and own the electric and gas subsidiaries.

         IT IS FURTHER ORDERED that, pursuant to A.R.S. ss.ss.40-301 et seq., the proposed financing arrangements are approved, including bridge financing, bond financing, and revolving credit financing by UniSource's electric and gas subsidiaries, and the issuance of stock by those companies.

         IT IS FURTHER ORDERED that, pursuant to A.A.C. R14-2-804, TEP is authorized to loan up to $50 million to UniSource for the sole purpose of funding the purchase of Citizens' gas and electric business, subject to the terms and conditions set forth in the Settlement Agreement.

         IT IS FURTHER ORDERED that, pursuant to A.A.C. R14-2-803, UniSource is authorized to capitalize the new electric and gas subsidiaries, subject to the terms of the Settlement Agreement.

         IT IS FURTHER ORDERED that, pursuant to the terms of the Settlement Agreement, a waiver shall be granted to Decision No. 60480, as amended by Decision No. 62103, which requires UniSource to invest at least 30 percent of

                                              DOCKET NO. E-01032c-00-0751 ET AL.


the proceeds of a public stock issuance in TEP. This waiver is granted for the sole purpose of allowing UniSource the ability to finance the acquisition of Citizens' gas and electric assets under the terms of the Settlement.

         IT IS FURTHER ORDERED that the fair value rate base of $142,132,013 and rate of return of 7.49 percent are reasonable for the gas operations of Citizens that are to be acquired by UniSource pursuant to the terms of the Settlement Agreement.

         IT IS FURTHER ORDERED that the stipulated increase in gas operation revenues in accordance with the Settlement Agreement, including the stipulated rate design and tariff modifications related to service line and main extension policies, are approved.

         IT IS FURTHER ORDERED that UniSource's proposed operating company subsidiaries, ElecCo and GasCo, shall not file a general rate case increase for a period of at least three years from the effective date of this Decision and the rate increase resulting from this general rate increase application shall not become effective prior to August 1, 2007, subject to the exceptions set forth in the Settlement Agreement.

         IT IS FURTHER ORDERED that a new PPFAC adjustor rate of $0.01825 per kWh for the UniSource electric subsidiary is approved. IT IS FURTHER ORDERED that, pursuant to the terms of the Settlement Agreement, UniSource shall attempt to renegotiate the existing purchased power contract with PWCC and any savings associated with the renegotiated contract shall be allocated in a ratio of 90 percent to ratepayers and 10 percent to shareholders.

         IT IS FURTHER ORDERED that UniSource shall commence renegotiation of the existing purchased power contract within 30 days from the effective date of this Decision, and shall file progress reports in accordance with existing confidentiality agreements regarding its renegotiation efforts every 60 days thereafter until further Order of the Commission. UniSource shall serve redacted copies of such progress reports on all other parties of record in this proceeding.

                                              DOCKET NO. E-01032c-00-0751 ET AL.


         IT IS FURTHER ORDERED that, in the event UniSource completes renegotiation of the current purchased power contract with PWCC, the terms and the proposed savings associated with the contract shall be submitted to the Commission within 30 days of finalization.

         IT IS FURTHER ORDERED that, at least 30 days prior to implementation of retail competition, UniSource shall conduct retail aggregation workshops and informational seminars in order to enable residential and small commercial customers to be educated regarding options that will provide meaningful opportunities for participating in the retail access process. UniSource shall conduct at least one such workshop or seminar in each Santa Cruz and Mohave County.

         IT IS FURTHER ORDERED that UniSource's proposed operating company subsidiaries, ElecCo and GasCo, shall be authorized to recover up to $1.8 million and $2.7 million, respectively, as an offset to the negative acquisition premium, in order for such costs to be capitalized in accordance with GAAP.

         IT IS FURTHER ORDERED that UniSource shall file, within 30 days of the effective date of this Decision, tariffs reflecting all Commission-approved changes contained in the gas rate filing. The gas rate tariffs shall be effective from the date of closing the transaction.

         IT IS FURTHER ORDERED that UniSource shall file, within 60 days of the effective date of this Decision, an application for Commission approval of tariffs regarding the negotiated sales program and gas transportation issues.

         IT IS FURTHER ORDERED that UniSource shall re-apply for Commission approval of the Settlement Agreement and the Joint Application if the transaction between UniSource and Citizens is not consummated within six months following the effective date of this Decision. UniSource may, however, apply for an extension of the six-month time limitation, subject to UniSource

                                              DOCKET NO. E-01032c-00-0751 ET AL.


demonstrating why the transaction was not consummated and why approval of the extension is in the public interest.

         IT IS FURTHER ORDERED that GasCo's revised gas facilities service line and main extension tariff, as set forth in Appendix D to the Settlement Agreement, shall be amended and implemented within 60 days of the effective date of this Decision.

         IT IS FURTHER ORDERED that UniSource shall file copies of the franchises for its proposed operating company subsidiaries, ElecCo and GasCo, within 365 days of the Commission's Decision in this proceeding.

         IT IS FURTHER ORDERED that Tucson Electric Power shall, in its next general rate case filing, submit a feasibility study and consolidation plan or, in the alternative, a plan for coordination of operations of UniSource's proposed electric operating company subsidiary in Santa Cruz County with Tucson Electric Power.

         IT IS FURTHER ORDERED that UniSource shall file, within 120 days of the effective date of this Decision, an application for approval of a plan to open ElecCo's service territories to retail electric competition by no later than December 31, 2003. UniSource's plan shall address, at a minimum, unbundled tariffs, system benefits charges, assisting new suppliers in using transmission, and reliability must-run generation.

         IT IS FURTHER ORDERED that, within 60 days of the effective date of this Decision, UniSource shall provide in bills sent to customers of ElecCo and GasCo a notice regarding the revised rates, terms and conditions of service as set forth in the Agreement. The bill inserts shall also inform customers that the Commission remains the regulatory agency responsible for overseeing ElecCo's and GasCo's operations, and that customer complaints that cannot be resolved by the companies may be directed to the Commission's Consumer Services Division.

         IT IS FURTHER ORDERED that UniSource shall include in its notice to all former Citizens' gas and electric customers information regarding all available low-income programs, net metering, time-of-use services, DSM or energy

                                              DOCKET NO. E-01032c-00-0751 ET AL.


conservation programs, renewable resource programs, and any other similar services or programs that are currently available that may assist customers in reducing their energy bills. Such notice shall be made available in both English and Spanish.

         IT IS FURTHER ORDERED that this Decision shall become effective immediately.

         BY ORDER OF THE ARIZONA CORPORATION COMMISSION.


/s/ Marc Spitzer                                          /s/ William A. Mundell
--------------------------------------------------------------------------------
CHAIRMAN                         COMMISSIONER                   COMMISSIONER


/s/ Jeffrey Hatch-Miller      /s/ Lowell Gleason
--------------------------------------------------------------------------------
COMMISSIONER                     COMMISSIONER

                                 IN WITNESS WHEREOF, I JAMES G. JAYNE,
                                 Interim Executive Secretary of the
                                 Arizona Corporation Commission, have
                                 hereunto set my hand and caused the
                                 official seal of the Commission to be
                                 affixed at the Capitol, in the City
                                 of Phoenix, this 3rd day of July,
                                 2003.


                                 /s/ Mike Kearns (for JJ)
                                 --------------------------------
                                 JAMES G. JAYNE
                                 INTERIM EXECUTIVE SECRETARY

DISSENT__________
DISSENT__________

                                              DOCKET NO. E-01032c-00-0751 ET AL.


SERVICE LIST FOR:                   CITIZENS COMMUNICATIONS COMPANY
DOCKET NOS.:                        E-01032C-00-0751; G-01032A-02-0598;
                                    E-01933A-02-0914; E-01032C-02-0914 and
                                    G-01032A-02-0914

L. Russell Mitten                       Deborah R. Scott
CITIZENS COMMUNICATIONS COMPANY         CITIZENS COMMUNICATIONS COMPANY
Three High Ridge Park                   2901 N. Central Ave., Suite 1660
Stamford, CT 06905                      Phoenix, Arizona 85012

Steven W. Cheifetz                      Scott Wakefield
Robert J. Meth                          Daniel W. Pozefsky
CHEIFETZ & IANNITELLI, P.C.             RUCO
3238 North 16`h Street                  1100 West Washington St., Suite 220
Phoenix, AZ 85016                       Phoenix, Arizona 85007

John D. Draghi                          Susan Mikes Doherty
HUBER, LAWRENCE & ABELL                 HUBER, LAWRENCE & ABELL
605 3rd Avenue                          605 3`d Avenue
New York, New York 10158                New York, New York 10158

John White                              Thomas H. Campbell
Deputy County Attorney                  Michael T. Hallam
Mohave County Attorney's Office         LEWIS & ROCA, LLP
P.O. Box 7000                           40 N. Central Avenue
Kingman, Arizona 86402                  Phoenix, Arizona 85004

Walter W. Meek                          Andrew Bettwy
AUIA                                    Assistant General Counsel
2100 N. Central Ave., Suite 210         Southwest Gas Corporation
Phoenix, Arizona 85004                  5241 Spring Mountain Road
                                        Las Vegas, Nevada 89150

Holly J. Hawn
Martha S. Chase                         Jose Machado, City Attorney
Santa Cruz Deputy County Attorneys      Hugh Holub, Attorney
2150 N. Congress Drive,-Ste. 201        City of Nogales
Nogales, AZ 85621                       777 North Grand Avenue
                                        Nogales, Arizona 85621

Marshall Magruder
Lucy Magruder                           Robert A. Taylor, City Attorney
P.O. Box 1267                           City of Kingman
Tubac, AZ 85646-1267                    310 North 01 Street
                                        Kingman, Arizona 86401

                                              DOCKET NO. E-01032c-00-0751 ET AL.


Nicholas J. Enoch
LUBIN & ENOCH, P.C.                     Christopher Kempley, Chief Counsel
349 North Fourth Avenue                 Legal Division
Phoenix, Arizona 85003                  ARIZONA CORPORATION COMMISSION
                                        1200 West Washington Street
Gary Smith                              Phoenix, Arizona 85007
CITIZENS COMMUNICATIONS COMPANY
2901 W. Shamrell Blvd., Suite 110       Ernest Johnson, Director
Flagstaff, Arizona 86001                Utilities Division
                                        ARIZONA CORPORATION COMMISSION
Raymond Mason                           1200 West Washington Street
Director, Corporate Regulatory Affairs  Phoenix, Arizona 85007
3 High Ridge Park
Stamford, Connecticut 06905